FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number

Forbes Medi-Tech Inc.

(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the website at www.reducol.com is not incorporated by reference in any prospectus.  Information contained in the attached press release contains forward-looking information.

“A Life Sciences Company”

For Immediate Release:	February 23, 2006

Forbes Medi-Tech Agrees To Sell Sterol Manufacturing Interest for US$25 million and Signs 5 Year Supply Agreement for Reducol™

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced it has agreed to sell its interest in Phyto-Source LP, the Company’s 50-50 sterol manufacturing joint venture, for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of the Company’s joint venture partner, Chusei (U.S.A.) Inc. Simultaneously, Phyto-Source and Forbes Medi-Tech signed a supply agreement which will assure Forbes Medi-Tech of a supply of Reducol™ and other wood sterols for a period of 5 years.  Forbes has agreed to buy all of its sterol requirements exclusively from Phyto-Source for the first year.

As a result of the sale:

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Forbes has generated US$25 million in non-dilutive capital.

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Forbes is able to focus all of its marketing and sales efforts towards a value-added approach for the Company’s ingredient business.

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Forbes has further enhanced its position as an innovative Life Science Company dedicated to the prevention and treatment of cardiovascular disease.

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Forbes’ revenue guidance for 2006, scheduled to be released before the end of the 1st Quarter, will reflect this change in ownership and the subsequent discontinuance of non-proprietary sterol sales.

“We believe that owning an interest in a sterol manufacturing facility is no longer critical to Forbes’ business strategy of developing and marketing a continuum of products for the prevention and treatment of cardiovascular disease, from food and dietary supplement ingredients to pharmaceutical therapeutics,” said Charles Butt, President and Chief Executive Officer.  “Forbes’ product focus in the lifestyle end of that continuum is on building our own proprietary, value-added, branded, and clinically tested food and dietary supplement ingredients, of which our lead product is Reducol™.”

Forbes originally co-founded the Phyto-Source joint venture in 2001 out of necessity to create a supply source for Reducol™, and in doing so, jointly established the world’s largest non-GMO wood sterol manufacturing facility for an initial cash contribution of US$8.1 million.   Since then, alternative supply sources for sterols have developed.

Concurrently with the sale of its interest in Phyto-Source, Forbes will be repaid the remaining US$1 million of its original US$4 million loan, and all guarantees provided by Forbes USA to Phyto-Source’s lenders for the joint venture’s commercial term loan, line of credit and capital equipment lease will be discharged.  Forbes has agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. This agreement in no way prevents Forbes from marketing and supplying Reducol™ and other value added sterol products.

Closing of the sale is expected to occur on or about March 8, 2006.   The net proceeds of sale will be used for Forbes’ pharmaceutical and nutraceutical development programs. As Forbes’ joint venture interest was held in its U.S. subsidiary, U.S. taxes of approximately US$5.5 million are estimated to be payable on the sale proceeds.

Conference Call

A conference call and webcast to discuss these transactions will be held on Thursday, February 23, 2006 at 1:30pm PT. (4:30pm ET).

To participate in the conference call, please dial 1 877-888-3490 or (direct) 416-695-5261. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until March 10, 2006 by calling 1-888-509-0081 or 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold CFO Telephone: (604) 689-5899 Email: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements regarding the Company and its business, and in particular, the planned sale of the Company’s interest in Phyto-Source LP, the length of time the Company will be supplied sterols by Phyto-Source, the future focus of the Company’s marketing and sales efforts, the timing of the Company’s 2006 revenue guidance, the Company’s business strategy, building the Company’s ingredient business, and the repayment of debt and discharge of guarantees,  which statements can be identified by the use of forward-looking terminology such as “to sell”, “will assure”, “to buy”, “towards”, “scheduled”, “will allow”, “strategy”, “building”, “will be”, “expected”, “are estimated”, “vision”, “to develop” ,  or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the risk that the sale transaction with Chusei Oil Co. Ltd., the repayment of the remainder of Forbes’ loan and the planned discharges of guarantees may not occur as expected or at all;  the Company’s reliance on Phyto-Source for supplies of Reducol™ and other wood sterols and the risk that the supply agreement may be terminated early; uncertainty regarding the amount of U.S. taxes and the amount of the net proceeds of sale; uncertainty regarding market acceptance and demand  for products containing the Company’s food or dietary supplement ingredients;  uncertainty whether the Company’s ingredient business will continue to build; product development risks; intellectual property risks; manufacturing risks; raw material and sterol supply risks; product liability and insurance risks; the effect of competition; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; changes in business strategy or development plans; the need to control costs and the possibility of unanticipated expenses; exchange rate fluctuations; and the Company’s need for future funding, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time at www.sec.gov and www.sedar.com for cautionary statements identifying other important factors with respect to such forward-looking statements, including additional risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.